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                               July 7, 2023

       Cary Claiborne
       President and Chief Executive Officer
       Adial Pharmaceuticals, Inc.
       1180 Seminole Trail, Suite 495
       Charlottesville, VA 22901

                                                        Re: Adial
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 23, 2023
                                                            File No. 333-272846

       Dear Cary Claiborne:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 23, 2023

       Cover Page

   1. We note that you are seeking to register 10,199,620 shares of common stock for resale, but you disclose on
page 4 that you only may issue 5,916,575 shares to Alumni Capital under the Purchase
Agreement before obtaining shareholder approval and you disclose on page 7 that "only
1,541,370 shares of common stock remain issuable at this time." More specifically, we note
that all of the common shares you are seeking to register will not be duly authorized at the
time of registration. Please revise your registration statement so that the volume of common
shares registered does not exceed the number of common shares that remain available
for issuance or otherwise advise.
 Cary Claiborne
FirstName   LastNameCary
Adial Pharmaceuticals, Inc.Claiborne
Comapany
July 7, 2023NameAdial Pharmaceuticals, Inc.
July 7,2 2023 Page 2
Page
FirstName LastName
The Alumni Capital Transaction, page 4

2. We note your disclosure that under your Purchase Agreement with Alumni Capital dated
         May 31, 2023, "[u]nder the applicable rules of the Nasdaq, in no event may [you] issue more than 5,916,575 Shares... unless [you] obtain stockholder approval to issue shares of
         Common Stock in excess of the Exchange Cap, provided further that the Exchange Cap does not apply to the extent the purchase price is equal to or exceeds the Minimum Price
         (as defined in the Purchase Agreement)." Please revise your disclosure to disclose the
         "Minimum Price" or otherwise advise.
Exhibits

3. Please revise the legal opinion filed as Exhibit 5.1. The opinion should not assume material facts underlying the opinion. In this regard, we note that the opinion assumes that there will be sufficient shares of Common Stock authorized but unissued under the
         Certificate of Incorporation and not otherwise reserved for issuance. However, this assumption goes to whether the shares will be validly issued. See Item II.B.3.a. of Staff
         Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cindy Polynice at 202-551-8707 or Jason Drory at 202-551-8342 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Patrick Egan, Esq.